YAMANA GOLD INC.,
as Issuer
PAN AMERICAN SILVER CORP.,
as Parent Guarantor
WILMINGTON TRUST, NATIONAL ASSOCIATION,
as Trustee
and
CITIBANK, N.A.,
as Securities Administrator
__________________________________
EIGHTH SUPPLEMENTAL INDENTURE
Dated as of March 31, 2023
to
Indenture
Dated as of June 30, 2014

EIGHTH SUPPLEMENTAL INDENTURE
This EIGHTH SUPPLEMENTAL INDENTURE (this “Eighth Supplemental Indenture”), dated as of March 31, 2023, by and among YAMANA GOLD INC., a corporation amalgamated under the laws of Canada (the “Company”), PAN AMERICAN SILVER CORP., a corporation organized and existing under the laws of the Province of British Columbia (the “Parent Guarantor”), Wilmington Trust, National Association, as Trustee (the “Trustee”) and Citibank, N.A., as paying agent, registrar and authenticating agent (the “Securities Administrator”).
RECITALS
WHEREAS, the Company has heretofore executed and delivered to the Trustee and the Securities Administrator an Indenture, dated as of June 30, 2014 (the “Original Indenture”), as supplemented by the First Supplemental Indenture thereto, dated as of June 30, 2014 (the “First Supplemental Indenture”), the Second Supplemental Indenture thereto, dated as of May 29, 2015 (the “Second Supplemental Indenture”), the Third Supplemental Indenture thereto, dated as of May 16, 2016 (the “Third Supplemental Indenture”), the Fourth Supplemental Indenture thereto, dated as of December 4, 2017 (the “Fourth Supplemental Indenture”), the Fifth Supplemental Indenture thereto, dated as of March 18, 2020 (the “Fifth Supplemental Indenture”), the Sixth Supplemental Indenture thereto, dated as of June 12, 2020 (the “Sixth Supplemental Indenture”) and the Seventh Supplemental Indenture thereto, dated as of August 6, 2021 (the “Seventh Supplemental Indenture” and together with the Original Indenture, the First Supplemental Indenture, the Second Supplemental Indenture, the Third Supplemental Indenture, the Fourth Supplemental Indenture, the Fifth Supplemental Indenture and the Sixth Supplemental Indenture, the “Indenture”), providing for the issuance from time to time of its debentures, notes or other evidences of indebtedness (the “Securities”) in one or more series;
WHEREAS, Section 901(f) of the Original Indenture provides that the Company, the Trustee and the Securities Administrator may from time to time enter into one or more indentures supplemental thereto to provide any security for, any guarantees of or any additional obligors on any series of Securities;
WHEREAS, the Company has issued US$300,000,000 aggregate principal amount of 4.625% Notes due 2027 (the “2027 Notes”) under the Indenture;
WHEREAS, the Company has issued US$500,000,000 aggregate principal amount of 2.630% Notes due 2031 (together with the 2027 Notes, the “Notes”);
WHEREAS, the Parent Guarantor is not under any obligation to guarantee any of the Company’s obligations under the Notes or the Indenture but desires to fully and unconditionally guarantee the Notes, and to provide therefor the Parent Guarantor has duly authorized the execution and delivery of this Eighth Supplemental Indenture; and
WHEREAS, the Company has requested that the Trustee and the Securities Administrator execute and deliver this Eighth Supplemental Indenture.

NOW, THEREFORE, THIS EIGHTH SUPPLEMENTAL INDENTURE
WITNESSETH:
INTERPRETATIONS AND AMENDMENTS
SECTION 101.    Eighth Supplemental Indenture. As used herein “Eighth Supplemental Indenture”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Eighth Supplemental Indenture and not to any particular Section or other portion hereof and include any and every instrument supplemental or ancillary hereto or in implementation hereof.
SECTION 102.    Definitions in Eighth Supplemental Indenture. All terms contained in this Eighth Supplemental Indenture which are defined in the Indenture and not defined herein shall, for all purposes hereof, have the meanings given to such terms in the Indenture, unless the context otherwise specifies or requires.
SECTION 103.    Interpretation not Affected by Headings. The division of this Eighth Supplemental Indenture into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Eighth Supplemental Indenture.
SECTION 104.    Additional Guaranty by Parent Guarantor. The Parent Guarantor hereby agrees to become a Guarantor under the Indenture and to be bound by the terms of the Indenture applicable to Guarantors, including Article 5 of each of the Fourth Supplemental Indenture and the Seventh Supplemental Indenture; provided that Section 501(4) of the Original Indenture and Sections 505 and 506 of the Fourth Supplemental Indenture and of the Seventh Supplemental Indenture shall not apply to the Parent Guarantor.
SECTION 105. Release of Parent Guarantor. Unless a Default or an Event of Default has occurred and is continuing, the Parent Guarantor shall, upon written notice by the Company to the Trustee and the Securities Administrator, be automatically and unconditionally released and discharged from all obligations under the Indenture and its Guarantee without any action required on the part of the Trustee, the Securities Administrator or any Holder. Provided that no Default or Event of Default has occurred and is continuing, the Trustee and the Securities Administrator shall enter into a supplemental indenture evidencing such release upon receipt of a written direction from the Company.
SECTION 108. Effectiveness. This Eighth Supplemental Indenture shall become effective upon its execution and delivery.
SECTION 109.    Effect of Recitals. The recitals contained herein shall be taken as the statements of the Company, and neither the Trustee, the Securities Administrator nor any Authenticating Agent assumes any responsibility for their correctness. The Trustee and the Securities Administrator each accept the amendments of the Indenture effected by this Eighth Supplemental Indenture, but on the terms and conditions set forth in the Indenture, including the terms and provisions defining and limiting the liabilities and responsibilities of the Trustee and the Securities Administrator, respectively. Neither the Trustee nor the Securities Administrator make any representations as to (i) the validity or sufficiency of this Eighth Supplemental

Indenture, except that each of the Trustee and the Securities Administrator represents that it is duly authorized to execute and deliver this Eighth Supplemental Indenture, (ii) the proper authorization hereof by the Company and the Parent Guarantor by action or otherwise, (iii) the due execution hereof by the Company and the Parent Guarantor or (iv) the consequences of any amendment herein provided for. All rights, protections, privileges, indemnities, immunities and benefits granted or afforded to the Trustee and the Securities Administrator under the Indenture shall be deemed incorporated herein by this reference and shall be deemed applicable to all actions taken, suffered or omitted by the Trustee in each of its capacities hereunder.
SECTION 110.    Ratification of Indenture. The Indenture, as supplemented by this Eighth Supplemental Indenture, is in all respects ratified and confirmed, and this Eighth Supplemental Indenture shall be deemed part of the Indenture in the manner and to the extent herein and therein provided.
SECTION 111.    Governing Law. This Eighth Supplemental Indenture, the Indenture as supplemented hereby and the Securities shall be governed by and construed in accordance with the laws of the State of New York.
SECTION 112.    Severability. In case any provision in this Eighth Supplemental Indenture, the Indenture as supplemented hereby or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.
SECTION 113.    Acceptance of Trust. Each of the Trustee and the Securities Administrator hereby accepts the trusts in this Eighth Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein before set forth in trust for the various Persons who shall from time to time be Holders subject to all the terms and conditions herein set forth.
SECTION 114.    Benefits of Eighth Supplemental Indenture. Nothing in this Eighth Supplemental Indenture or in the Notes, express or implied, shall give to any Person, other than the parties hereto, and their successors hereunder and the Holders, any benefit or any legal or equitable right, remedy or claim under this Eighth Supplemental Indenture.
SECTION 115.    Multiple Originals. The parties may sign any number of copies of this Eighth Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Eighth Supplemental Indenture. Delivery of an executed counterpart of a signature page to this Eighth Supplemental Indenture by telecopier, facsimile or other electronic transmission (i.e., a “pdf' or “tif') shall be effective as delivery as a manually executed counterpart thereof and may be used in lieu of the original Eighth Supplemental Indenture for all purposes.
SECTION 116. Agent for Service. By the execution and delivery of this Eighth Supplemental Indenture, the Parent Guarantor (i) irrevocably designates and appoints, and acknowledges that it has irrevocably designated and appointed, CT Corporation System, 28 Liberty St 42nd Floor, New York, New York 10005, as its authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Notes or this Eighth Supplemental Indenture that may be instituted in any United States federal or New York state court in The City of New York or brought under federal or state securities laws or brought by the Trustee or the Securities Administrator (whether in their individual capacities or in their capacities as Trustee or Securities Administrator hereunder (as applicable)) or, subject to Section 507 of the Original Indenture, any Holder of Notes in any United States federal or New York state court in The City of New York, (ii) submits to the non-exclusive jurisdiction of any such court in any such suit, action or proceeding, and (iii) agrees that service of process upon CT Corporation System and written notice of said service to the Parent Guarantor, as applicable, at its principal office and in the manner specified in the Original Indenture, shall be deemed in every respect effective service of process upon the Parent Guarantor, as applicable, in any such suit, action or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of CT Corporation System in full force and effect so long as any of the Notes shall be Outstanding or any amounts shall be payable in respect of any Notes.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Eighth Supplemental Indenture to be duly executed as of the date first above written.
PAN AMERICAN SILVER CORP.
By:    /s/ Ignacio Couturier
    Name:    Ignacio Couturier
    Title:    Chief Financial Officer
YAMANA GOLD INC.
By:    /s/ Christopher Lemon
    Name:    Christopher Lemon
    Title:    Director
WILMINGTON TRUST, NATIONAL ASSOCIATION, AS TRUSTEE
By:    /s/ Nedine P. Sutton
    Name:    Nedine P. Sutton
    Title:    Vice President
CITIBANK, N.A., AS SECURITIES ADMINISTRATOR
By:    /s/ Peter Lopez
    Name:    Peter Lopez
    Title:    Senior Trust Officer

    [Signature Page to Eighth Supplemental Indenture]